UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Common Stock (voting), par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Gerald S. Greenberg, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Holdings, LLC
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                               ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,640,750
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		38,640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.06%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding Company LLC
84-6331739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                               ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		176,433,407
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		176,433,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,433,407

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.97%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                               ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		618,558
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.23%

14	TYPE OF REPORTING PERSON*
PN

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                               ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		248,791,579
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		248,791,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,791,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9% (See Item 6.)

14	TYPE OF REPORTING PERSON*

IN

Globalstar Holdings, LLC, Thermo Funding Company, LLC (“Thermo Funding”), Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Issuer created a class of Nonvoting Common Stock, approved by stockholders on September 23, 2009, to facilitate compliance with agreements restricting voting power of the Reporting Persons and agreements with certain of the Reporting Persons. References throughout this Schedule 13D Amendment #3 to Common Stock include both Voting Common Stock (the security registered pursuant to Section 12 under the Securities Exchange Act of 1934) and Nonvoting Common Stock. In certain circumstances the Reporting Persons have the power to bifurcate note conversions and warrant exercises into both securities to prevent the Reporting Persons’ voting power to stay below 70%.

This filing amends the Schedule 13D Amendment #2 filed August 11, 2009 to amend Items 5 and 6 as follows:

Item 5. Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment #3 are based on the number of shares of Voting Common Stock (274,758,587 shares) outstanding on February 12, 2010, plus for Thermo Funding and Mr. Monroe, the shares that may be issued to the Reporting Persons within 60 days upon the exercise of stock options or warrants and the conversion of 8.00% Notes or shares of Nonvoting Common Stock into Voting Common Stock. Thermo Funding holds 2,525,750 shares of Nonvoting Common Stock that may not be converted into Voting Common Stock until stockholder approval is obtained.

Globalstar Holdings, LLC

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding Company LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	Acquisitions by Thermo Funding Company, LLC within the last 60 days pursuant to privately negotiated transactions:

Date	Number of shares (as converted or exercised)	Price per share
December 18, 2009	109,424,034 Voting Common Stock	$1.37
	16,750000 Nonvoting Common Stock	$1.37
Upon conversion of one share of Series A Preferred Stock issued June 19, 2009 (reported in Schedule 13D, Amendment #2).

December 31, 2009	2,516,990	$0.87
January 26, 2010	2,525,750	$0.9605

See Item 6 for additional information.
(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	Acquisitions by Mr. Monroe’s trust within the last 60 days pursuant to existing contractual obligations:

Date	Number of shares (as converted or exercised)	Price per share
December 15, 2009	247,704 Voting Common Stock	$1.80
December 18, 2009	3,360,411 Common Stock	$0.87

See Item 6 for additional information.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons amend Item 6 to add additional information described below.

8.00% Convertible Senior Unsecured Note and Warrant Offering

On June 19, 2009, the Issuer sold $55 million in aggregate principal amount of 8.00% Convertible Senior Unsecured Notes (“8.00% Notes”) and warrants (“Warrants”) to purchase 15,277,771 shares of the Issuer’s Common Stock at an initial exercise price of $1.80 per share to selected institutional investors in a direct offering registered under the Securities Act of 1933. Mr. Monroe’s trust purchased $11.4 million principal aggregate amount of the 8.00% Notes, which included the right to convert the notes into 6,333,333 shares of Common Stock (based on the initial conversion price prior to interest payments) and 3,166,666 Warrants. The 8.00% Notes are convertible into shares of Common Stock at an initial conversion price of $1.80 per share of Common Stock, subject to adjustment in the manner set forth in the supplemental indenture governing the 8.00% Notes. On December 15, 2009, the trust received a payment in kind interest payment of $445,866.67, which represents 247,704 shares of Common Stock (based on the conversion price on the interest payment date).

The Warrants have full ratchet anti-dilution protection, and the exercise price of the Warrants is subject to adjustment under certain other circumstances. In addition, if the closing price of the common stock on September 19, 2010 is less than the exercise price of the Warrants then in effect, the exercise price of the Warrants will be reset to equal the volume-weighted average closing price of the common stock for the previous 15 trading days. In the event of certain transactions that involve a change of control (“Fundamental Transactions”), the holders of the Warrants have the right to make the Issuer purchase the Warrants for cash, subject to certain conditions. The exercise period for the Warrants will begin on December 19, 2009 and end on June 19, 2014. On December 18, 2009, the trust received an additional 3,360,411 Warrants pursuant to the terms of the anti-dilution provisions.

Debt Conversion

On January 26, 2010, Thermo Funding and the Issuer agreed to a conversion of a short term note for approximately $2.4 million into 2,525,750 shares of Nonvoting Common Stock. Thermo Funding agreed that these shares may not be converted into Voting Common Stock until stockholder approval of the issuance is obtained.

Contingent Equity Agreement

On June 19, 2009, the Issuer entered into a Contingent Equity Agreement with Thermo Funding whereby Thermo Funding agreed to deposit $60 million into a contingent equity account to fulfill a condition precedent for borrowing under Issuer’s senior secured facility agreement with a syndicate of French banks dated as of June 5, 2009 (the “Facility Agreement”). Under the terms of the Facility Agreement, the Issuer will be required to make drawings from this account if and to the extent it has an actual or projected deficiency in its ability to meet indebtedness obligations due within a forward-looking 90 day period. Thermo Funding has pledged the contingent equity account to secure the Issuer’s obligations under the Facility Agreement. If the Issuer makes any drawings from the contingent equity account, it will issue Thermo Funding shares of Common Stock calculated using a price per share equal to 80% of the volume-weighted average closing price of the Common Stock for the 15 trading days immediately preceding the draw. Thermo Funding may withdraw undrawn amounts in the account after the Issuer has made the second scheduled repayment under the Facility Agreement, which it currently expects to be no later than June 15, 2012.

The Contingent Equity Agreement also provides that the Issuer will pay Thermo Funding an availability fee of 10% per year for maintaining funds in the contingent equity account. This fee is payable solely in warrants to purchase Common Stock at $0.01 per share with a five-year exercise period from issuance, with respect to a number of shares equal to the available balance in the contingent equity account divided by $1.37, subject to certain adjustments. The Issuer issued Thermo Funding a warrant to purchase 4,379,562 shares of Common Stock for this fee at origination of the loan. One of the adjustment provisions resulted in the issuance of 2,516,990 additional warrants on December 31, 2009. No Common Stock is issuable if it would cause Thermo Funding and its affiliates to own more than 70% of the Issuer’s outstanding voting stock. If the Issuer’s Board of Directors and stockholders approve the creation of a class of nonvoting common stock in the future, the Issuer may issue nonvoting common stock in lieu of Common Stock to the extent issuing Common Stock would cause Thermo Funding and its affiliates to exceed this 70% ownership level.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2010

GLOBALSTAR HOLDINGS, LLC

By:	/s/*
James Monroe III, Manager
Dated: February 16, 2010

THERMO FUNDING COMPANY LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: February 16, 2010

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: February 16, 2010

/s/*
James Monroe III
Dated: February 16, 2010

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: February 16, 2010